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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

7-ELEVEN, INC.
(Name of Subject Company (issuer))

IYG HOLDING COMPANY
a wholly owned subsidiary of

SEVEN-ELEVEN JAPAN CO., LTD.
(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
 Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,024,615,800	$120,600

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation, other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash. As of June 30, 2005, there were 115,435,471 Shares outstanding, of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 31,526,640 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:        ☐

        This Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (this "Schedule TO") is filed by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at a purchase price of $32.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 4. Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Questions and Answers About the Offer", "Introduction", "The Offer—Section 1. Terms of the Offer", "The Offer—Section 2. Acceptance for Payment and Payment for Shares", "The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares", "The Offer—Section 4. Withdrawal Rights" and "The Offer—Section 5. Certain Federal Income Tax Consequences", which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   and (c)(1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company After the Offer and the Merger", "Special Factors—Section 6. Effects of the Offer", "Special Factors—Section 7. Conduct of the Company's Business if the Offer Is Not Completed" and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        (a), (b) and (d)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Questions and Answers About the Offer", "Introduction" and "The Offer—Section 9. Source and Amount of Funds", which is incorporated herein by reference.

Item 10. Financial Statements.

        (a)   The financial statements of Parent and Purchaser are not material to the Offer.

        (b)   The pro forma financial statements of Parent and Purchaser are not material to the Offer.

Item 11. Additional Information.

        (a)(1)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 10. Related Party Transactions", which is incorporated herein by reference.

        (a)(2) through (4)    Reference is made to the information set forth in the Offer to Purchase under the headings "The Offer—Section 12. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations" and "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals", which is incorporated herein by reference.

        (a)(5)    N/A.

        (b)   Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.	Exhibits.
(a)(1)(i)	Offer to Purchase, dated September 6, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement as published in The Wall Street Journal on September 6, 2005.
(a)(1)(viii)
Press Release issued by Seven & I Holdings Co., Ltd. on September 1, 2005 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and Purchaser with the SEC on September 1, 2005).
(a)(1)(ix)
Press Release issued by Seven-Eleven Japan Co., Ltd. on September 1, 2005 (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Parent and Purchaser with the SEC on September 1, 2005).
(b)	Not applicable.
(d)(i)
Form of 4 1/2% Convertible Quarterly Income Debt Securities due 2010 (incorporated by reference to file No. 0-16626, 7-Eleven, Inc.'s Current Report on Form 8-K, dated November 21, 1995, Exhibit 4(v) -1).
(d)(ii)
Note Purchase Agreement between Seven-Eleven Japan Co., Ltd. and 7-Eleven, Inc. (incorporated by reference to Exhibit 10 to 7-Eleven, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 2, 2003).
(d)(iii)
Issuing and Paying Agency Agreement, dated as of August 17, 1992, relating to commercial paper facility, Form of Note, Indemnity and Reimbursement Agreement and amendment thereto and Guarantee (incorporated by reference to Exhibit 10.(i)(8) to The Southland Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 filed with the SEC on March 29, 1996).
(d)(iv)
Amendment, dated as of January 15, 1999, to Issuing and Paying Agency Agreement, dated as of August 17, 1992, relating to commercial paper facility (incorporated by reference to Exhibit 10.(i)(12) to The Southland Corporation's Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 26, 1999).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

  Item 1. Summary Term Sheet.

        Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Questions and Answers About the Offer", which is incorporated herein by reference.

2

  Item 2. Subject Company Information.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Introduction", which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 6. Price Range of the Shares; Dividends", which is incorporated herein by reference.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "The Offer—Section 6. Price Range of the Shares; Dividends" and "The Offer—Section 10. Dividends and Distributions", which is incorporated herein by reference.

        (e)   None.

        (f)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares", "Special Factors—Section 10. Related Party Transactions" and "Schedule B—Security Ownership of Certain Beneficial Owners and Management", which is incorporated herein by reference.

  Item 3. Identity and Background of Filing Person.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Questions and Answers About the Offer", "Introduction", "The Offer—Section 8. Certain Information Concerning Holdings, Purchaser and Parent" and in "Schedule A—Information Concerning Directors and Executive Officers of Holdings, Purchaser and Parent", which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning Holdings, Purchaser and Parent", which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 8. Certain Information Concerning Holdings, Purchaser and Parent" and in "Schedule A—Information Concerning Directors and Executive Officers of Holdings, Purchaser and Parent", which is incorporated herein by reference.

  Item 4. Terms of the Transaction.

        (c)   None.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 8. Dissenters' Appraisal Rights; Rule 13e-3" and in "Schedule C—Articles 5.12(B-G), 5.13 and 5.16(E) of the Texas Business Corporation Act", which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 8. Dissenters' Appraisal Rights; Rule 13e-3" and "The Offer—Section 8. Certain Information Concerning Holdings, Purchaser and Parent" which is incorporated herein by reference.

        (f)    Not applicable.

3

  Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares", "Special Factors—Section 10. Related Party Transactions" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management", which is incorporated herein by reference.

        (b) and (c)    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 1. Background", which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares", and "Special Factors—Section 10. Related Party Transactions" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management", which is incorporated herein by reference.

  Item 6. Purposes of the Transaction and Plans or Proposals.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 1. Background", "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company After the Offer and the Merger" and "Special Factors—Section 6. Effects of the Offer", which is incorporated herein by reference.

        (c)(8)    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 12. Effect of the Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations", which is incorporated herein by reference.

  Item 7. Purposes, Alternatives, Reasons and Effects.

        (a) through (c)    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for the Company After the Offer and the Merger", which is incorporated herein by reference.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 6. Effects of the Offer", "Special Factors—Section 8. Dissenters' Appraisal Rights; Rule 13e-3", "The Offer—Section 5. Certain Federal Income Tax Consequences" and "The Offer—Section 12. Effect of the Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations", which is incorporated herein by reference.

  Item 8. Fairness of the Transaction.

        (a) through (f)    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Questions and Answers About the Offer", "Introduction", "Special Factors—Section 1. Background", "Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger", "Special Factors—Section 5. Company Financial Projections" and "The Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference.

  Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a) through (c)    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 4. Summary Report of Citigroup to the Board of Directors of Parent", which is incorporated herein by reference.

  Item 10. Source and Amount of Funds or Other Consideration.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 14. Fees and Expenses", which is incorporated herein by reference.

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  Item 11. Interest in Securities of the Subject Company.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "Summary Term Sheet", "Questions and Answers About the Offer", "Introduction", "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management", which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares" and in "Schedule B—Security Ownership of Certain Beneficial Owners and Management", which is incorporated herein by reference.

  Item 12. The Solicitation or Recommendation.

        (d)   Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 9. Transactions and Arrangements Concerning the Shares" and "The Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference.

        (e)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference.

  Item 13. Financial Statements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning the Company", which is incorporated herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2003 and December 31, 2004 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Item 8 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission (the "SEC") on March 16, 2005. The unaudited consolidated financial statements of the Company for the six-month fiscal period ended June 30, 2005 are incorporated herein by reference to Item 1 of Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 filed with the SEC on August 4, 2005.

        (b)   The pro forma financial statements of the Company are not material to the Offer.

  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   None.

        (b)   None.

  Item 15. Additional Information.

        (b)   See Item 11 of Schedule TO above.

  Item 16. Exhibits.

        (c)   Presentation provided by Citigroup to the Board of Directors of Seven-Eleven Japan Co., Ltd. on September 1, 2005.

        (f)    Articles 5.12(B-G), 5.13 and 5.16E of the Texas Business Corporation Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2005

IYG HOLDING COMPANY
By:	/s/ Nobutake Sato Name: Nobutake Sato Title: Vice President & Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ Toshiro Yamaguchi Name: Toshiro Yamaguchi Title: President & COO

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated September 6, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Summary Advertisement as published in The Wall Street Journal on September 6, 2005.
(a)(1)(viii)
Press Release issued by Seven & I Holdings Co., Ltd. on September 1, 2005 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and Purchaser with the SEC on September 1, 2005).
(a)(1)(ix)
Press Release issued by Seven-Eleven Japan Co., Ltd. on September 1, 2005 (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by Parent and Purchaser with the SEC on September 1, 2005).
(b)	Not applicable.
(c)	Presentation provided by Citigroup to the Board of Directors of Seven-Eleven Japan Co., Ltd. on September 1, 2005.
(d)(i)
Form of 4 1/2% Convertible Quarterly Income Debt Securities due 2010 (incorporated by reference to file No. 0-16626, 7-Eleven, Inc.'s Current Report on Form 8-K, dated November 21, 1995, Exhibit 4(v)-1).
(d)(ii)
Note Purchase Agreement between Seven-Eleven Japan Co., Ltd. and 7-Eleven, Inc. (incorporated by reference to Exhibit 10 to 7-Eleven, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 2, 2003).
(d)(iii)
Issuing and Paying Agency Agreement, dated as of August 17, 1992, relating to commercial paper facility, Form of Note, Indemnity and Reimbursement Agreement and amendment thereto and Guarantee (incorporated by reference to Exhibit 10.(i)(8) to The Southland Corporation's Annual Report on Form 10-K for the year ended December 31, 1995 filed with the SEC on March 29, 1996).
(d)(iv)
Amendment, dated as of January 15, 1999, to Issuing and Paying Agency Agreement, dated as of August 17, 1992, relating to commercial paper facility (incorporated by reference to Exhibit 10.(i)(12) to The Southland Corporation's Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC on March 26, 1999).
(f)	Articles 5.12(B-G), 5.13 and 5.16E of the Texas Business Corporation Act (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES
EXHIBIT INDEX